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                                                                       EXHIBIT 2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING
RESULTS

Management's discussion and analysis of the Company's financial position and operating results is based on its consolidated financial statements. It should be read in conjunction with the Company's most recent annual report and audited financial statements. Management's discussion and analysis contains statements that are forward-looking in nature. Such statements involve known risks and uncertainties, such as: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the Company's ability to integrate acquired businesses into its existing operations and other factors referenced herein and in the Company's continuous disclosure filings. Therefore, the Company's actual results may be materially different from those expressed or implied by such forward-looking statements. All the financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian Generally Accepted Accounting Principles.

OVERVIEW

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States, Europe and Mexico. The Company has leading market positions for many of its products in North America and is a leading producer of coated boxboard in Europe. Although the Company believes that its products, markets and geographical diversification help to mitigate the adverse effects of industry conditions, the markets for some of its products, particularly containerboard and fine papers, are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by its customers, all of which affect selling prices and profitability.


                                           For the quarters              For the 6-month
                                             ended June 30             periods ended June 30
                                    --------------------------       -------------------------
                                            2003     2002              2003        2002
                                          ------    -----            --------    --------
                                      (in millions of dollars,        (in millions of dollars,
                                     except per share amounts)       except per share amounts)

Net sales                                   813       857              1,653     1,658
EBITDA (1)                                   64       109                135       214
EBITDA margin                               7.9%     12.8%               8.2%     12.9%
Net earnings                                 40        40                 56        95
         per share                        $0.49     $0.50              $0.68     $1.17
Net earnings excluding unusual items         47        43                 74        79
         per share                        $0.57     $0.53              $0.90     $0.97


QUARTER ENDED JUNE 30, 2003, COMPARED WITH QUARTER ENDED JUNE 30, 2002

NET SALES. Net sales, which are sales less cost of delivery, decreased by $44 million, or 5.1%, to $813 million for the quarter ended June 30, 2003, versus $857 million for the same period of 2002.

The decrease in net sales during the period is due to lower shipments in all of our businesses with the exception of the Tissue sector and within our packaging sector, corrugated products. The Tissue sector saw its shipments increase due to the impact of the additional contribution of assets acquired in June 2002. Shipments of corrugated products increased because of the


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acquisition of the Schenectady plant at the beginning of the current quarter.
Businesses acquired during the last twelve months contributed to $30 million of additional sales during the quarter.

The impact of generally decreased shipments on net sales was amplified by lower selling prices in all of the Company's business segments. The depreciation of the US dollar had a direct impact on export prices but also contributed to reduce Canadian dollar prices on the domestic market, reflecting the reality of North-American pricing for several of the Company's product lines.

During the second quarter of 2003, the Containerboard, Boxboard and Fine Papers Groups took, in addition to scheduled maintenance downtime, some market-related downtime to adjust primary mill production levels to customer demand. This voluntary curtailment of production represented approximately 8.0% of the Company's capacity in the Boxboard sector, 5.6% of the Company's capacity in the Containerboard sector and 6.0% of the Company's capacity in the Fine Papers sector. In addition, the Tissue sector reduced the output of some of its converting lines in order to reduce inventory levels.

Given the impact of the mentioned market-related curtailment of production and the decrease in shipments and price levels, net sales for the packaging products segment decreased by $23 million, or 4.5%, to $492 million for the quarter ended June 30, 2003, versus $515 million for the same period of 2002.

Net sales for the Boxboard Group decreased by $6 million or 2.5% for the quarter ended June 30, 2003, compared with the same period in 2002. Volumes decreased by less than 1.0% in North America but in excess of 16.0 % in Europe. The lower volumes in Europe reflected a very slow market, especially in recycled grades. The European market was also impacted by reduced export sales to Asia and Great-Britain, reflecting the weakness of the $US and British pound versus the Euro. During the quarter, European recycled mills took approximately 17,000 metric tonnes of market-related downtime, representing close to 20% of the quarterly European recycled boxboard capacity. The impact of these lower shipments in Europe was, however, offset by the appreciation of the Euro compared with the Canadian dollar which explains an increase of $11 million in net sales during the quarter. In North America, price levels were generally lower, reflecting a devaluation of the US dollar versus the Canadian dollar. A $US40 per short ton increase on Coated Clay board was reflected in official publication list prices during the course of the quarter, but the vast majority of contractual agreements provide for quarterly price adjustments. The impact of this increase will be reflected on transaction prices only later this year.

Net sales for the Containerboard Group decreased by $12 million, or 7.4%, for the quarter ended June 30, 2003, compared with the same quarter in 2002. Shipments of corrugated products increased by 2.0% in the second quarter of 2003, compared with the same quarter in 2002, as a result of the acquisition of the Schenectady, New York Plant. During the quarter, average net selling prices for containerboard decreased 4.3% compared with the same quarter in 2002, while net selling prices for corrugated products decreased 5.2%.

Net sales for the Specialty Products Group decreased by $2 million, to $117 million for the quarter ended June 30, 2003, versus $119 million for the same period in 2002. Within this Group, the Moulded Pulp sector saw its contribution decrease by $5 million, mostly as a result of the sale of its retail egg carton business in the third quarter of 2002. The building materials sector also experienced a $4 million reduction in net sales, reflecting weaker market conditions and the appreciation of the Canadian dollar and the Euro compared with the US dollar. The contribution from the non-integrated de-inked pulp units increased by $5 million for the second quarter of 2003 compared with the same quarter in 2002. One of these units, which produces de-inked pulp for the newsprint market and for which demand is very low,

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saw a contractual agreement come to an end during the first quarter and has been shutdown indefinitely since March 28, 2003. This shutdown explains a $4 million decrease in net sales. This was offset, however, by an additional $8 million contribution from the Greenfield S.A.S. 50% joint-venture, which was created during the first quarter of 2003 to acquire de-inked pulp assets in Chateau-Thierry, France.

Net sales for the Tissue paper segment decreased by $7 million, or 4.2%, to $159 million for the quarter ended June 30, 2003, versus $166 million for the same period in 2002. The decrease is explained by lower selling prices on jumbo parent rolls, resulting from the devaluation of the US dollar and a different mix of products sold. The decrease is also explained by lower average selling prices on converted products reflecting increased promotional activities by national brands and a different mix of products sold. This increased promotional activity translated into a reduced selling price spread between brand name and private label products. The impact of increased competition and lower selling prices was offset by the positive contribution of the acquisition of a tissue mill and tissue paper equipment in the United States in June, 2002. This acquisition explains a $24 million increase in net sales in the second quarter of 2003 compared with the second quarter of 2002.

Net sales for the Fine papers segment decreased by $9 million, or 4.7%, to $182 million for the quarter ended June 30, 2003, versus $191 million for the same period in 2002. The lower US dollar impacted export and domestic prices, for both coated and uncoated papers. Prices (on a non-inflation adjusted basis) for coated papers were close to a twenty year low and foreign competition, notably, Asian and European, showed no sign of relief. Net sales from the Fine Papers sector's distribution division remained flat at $105 million in the second quarter of 2003 compared with the same period in 2002. The "Distribution Art Graphique Marathon Inc." acquisition, completed in May 2002, contributed $2 million of additional net sales in the second quarter of 2003, compared with the same period in 2002.

EBITDA. The Company generated EBITDA of $64 million for the quarter ended June 30, 2003, compared with $109 million for the same period of 2002, a 41% decrease. The EBITDA margin decreased from 12.8% in the second quarter of 2002 to 7.9% in the second quarter of 2003.

The most important factor explaining this decrease in EBITDA amount and margins is the price decrease experienced in most of the operating sectors, mostly the result of difficult market conditions in North-America and Europe. The devaluation of the US dollar which impacted the proceeds of export sales from Canada and Europe, also contributed to reducing Canadian dollar prices on the domestic market, reflecting the reality of North-American pricing for several of the Company's product lines. The second quarter EBITDA was impacted by approximately $10 million compared with the second quarter of 2002, because of the decrease in the contribution from export sales, net of purchases in US dollar, resulting from the depreciation of the US dollar.

On average, the cost of waste paper, which represent more than 60% of the Company's fibre cost, the most important component of cost of sales, increased during the second quarter of 2003. Average quarterly list prices for sorted office paper (SOP) mostly used by the Tissue and Boxboard sectors, were on average 30% higher during the second quarter of 2003, when compared with the second quarter of 2002. Average quarterly list prices of old newspapers (ONP), mostly used by the Boxboard and moulded pulp sectors, increased by 29% over the same period. Only the list price for old corrugated containers (OCC), mostly used by the Containerboard sector was relatively stable, decreasing by approximately 6% during the course of that period.

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Natural gas costs, which stand amongst some of the most important energy costs for the Company, stood at $9.14 per gigajoule during the second quarter of 2003, compared with $7.34 per gigajoule during the second quarter of 2002, representing a 24.5% increase. Cost of sales increased as a percentage of net sales, given that the increases in the cost of fibre and energy were greater than the Company's ability to increase or maintain its selling prices, given the devaluation of the US dollar. Also, given generally lower shipments, the fixed portion of manufacturing costs had to be amortized over a lesser volume of production. Selling and administrative expenses also increased slightly as a percentage of net sales, reflecting the additional cost incurred in our Tissue Group.

EBITDA for the packaging segment stood at $45 million for the quarter ended June 30, 2003, compared with $67 million for the same quarter in 2002. Shipments were lower in the Containerboard, Speciality and Boxboard sectors, reflecting generally poor market conditions in North America and Europe. Selling prices were also lower, a direct consequence of the devaluation of the US dollar. A decreased US dollar created a more competitive environment in North America and directly impacted Canadian domestic pricing. EBITDA margins were also adversely impacted by increased fibre and energy costs.

EBITDA for the Tissue paper segment decreased by $16 million, or 48%, to $17 million for the quarter ended June 30, 2003, versus $33 million for the same period in 2002. Margins were lower as a result of higher fibre and energy costs. Net selling prices were also lower as a result of the devaluation of the US dollar and a different mix of products sold. This sector also incurred higher selling, general and administrative expenses relating to the restructuring of its US sales force, following the acquisition of assets in June 2002.

EBITDA for the Fine Papers segment decreased by $7 million, or 78%, to $2 million for the quarter ended June 30, 2003, versus $9 million for the same period in 2002. Prices for both uncoated and coated papers were weak, reflecting poor market conditions, but also the depreciation of the US dollar. Prices (on a non-inflation adjusted basis) for coated papers were close to a twenty year low, with European and Asian imports showing no sign of relinquishing. In addition, the price of virgin fibre experienced an important spike during the second quarter of 2003, showing an average quarterly list price of $US 580 per metric tonne compared with an average of $US 482 during the second quarter of 2002, or a 20% increase. Higher energy costs and market-related downtime also contributed to lower EBITDA margins.

AMORTIZATION. Amortization increased slightly to $35 million for the quarter ended June 30, 2003 versus $34 million for the same period in 2002.

OPERATING INCOME. As a result of the above, operating income were down 61% to $29 million, compared with $75 million for the corresponding quarter in 2002, and the operating margin decreased from 8.8% in the second quarter of 2002 to 3.6% in the second quarter of 2003.

INTEREST EXPENSE. Interest expense increased by $3 million, to $21 million for the quarter ended June 30, 2003. This increase is explained by the refinancing of substantially all of the Company's credit facilities on February 5, 2003, which substituted a portion of its floating rate debt with higher long-term fixed rate Senior Notes denominated in US dollars.

UNUSUAL LOSSES (GAINS). For the quarter ended June 30, 2003, the Company recorded an unusual loss of $10 million, compared with an unusual loss of $5 million for the quarter ended June 30, 2002. Unusual items for the quarter ended June 30, 2003, consisted of:


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> a loss of $7 million reflecting the Company's 50% share of the premium paid for the early redemption of CAN$100 million and US$150 million Senior Notes issued by Norampac, a joint-venture company in the Containerboard sector;

> a loss of $3 million resulting in the Company's 50% share of the write-off of deferred financing costs related to the Norampac refinancing;

Unusual items for the quarter ended June 30, 2002, consisted of:
> a loss of $11 million reflecting expenses related to business closures and a loss on business disposal in the packaging group, following the announcement of the shutdown of a converting folding boxboard plant in Ontario and the disposal of the retail egg carton business;

> a gain of $6 million resulting from the reduction by the Court of First instance of the European Communities of a fine imposed in 1994.

NET EARNINGS. As a result of the foregoing factors, basic net earnings remained flat at $40 million or $0.49 per share for the quarter ended June 30, 2003 versus $40 million or $0.50 per share for the quarter ended June 30, 2002.

Excluding the after-tax impact of unusual items (a loss of $0.08 per share) and the foreign exchange gain on US denominated long-term debt (a gain of $0.52 per share) net earnings in the second quarter of 2003 were $4 million or $0.05 per share.

In the second quarter of 2002, excluding the after-tax impact of unusual items (a loss of $0.03 per share) and the foreign exchange gain on US denominated long-term debt (a gain of $0.05 per share), net earnings were $39 million or $0.48 per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES. Cash flows from operating activities totalled $42 million for the second quarter of 2003 compared with $87 million for the same period in 2002. This reduction is primarily due to a decrease in profitability and changes in working capital. Cash flows from operating activities are a GAAP measure, but management uses a non-GAAP measure, which is cash flows from operating activities excluding changes in non-cash working capital, to assess liquidity generated and the profitability of its operating segments. As a result, the Company has also included information about cash flows from operating activities excluding working capital. The Company believes that this non-GAAP measure may be useful to investors for the same purpose and to assess the Company's ability to meet debt service requirements. Cash flows from operating activities excluding changes in non-cash components of the working capital totalled $45 million for the second quarter of 2003, compared with $82 million in 2002. Cash flows from operating activities excluding non-cash working capital components variation decreased in 2003 primarily due to a decrease in profitability.

INVESTMENT ACTIVITIES. For the quarter ended June 30, 2003, investment activities required total net cash resources of $39 million. The Company invested $29 million in property, plant and equipment and $10 million (US$ 7 million) representing its 50% share of a business acquisition through Norampac Inc, a joint-venture company in the Containerboard group. The acquired assets consist of a corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, is $31 million ($US 21 million) and is comprised of $20 million ($US 14 million) in cash and all the operating assets of its Dallas/Fort-Worth, Texas plant valued at $11 million ($US 7 million).


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FINANCING ACTIVITIES. On May 28, 2003, a joint venture of the Company, Norampac
Inc., completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new Senior unsecured Notes for an aggregate amount of US$250 million. These Notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used to repay the existing credit facilities and to redeem both of its US$150 million 9.50% and CAN$100 million 9.375% Senior Notes due in 2008.

During the quarter, the Company redeemed 224,100 of its common shares for approximately $3 million on the open market in accordance with its issuer bid. In addition, the Company redeemed 4 300 000 class B preferred shares of a subsidiary convertible into common shares of the company for an aggregate amount of $16 million.

Considering the dividends paid during the quarter amounting to $4 million, the refinancing undertaken by Norampac inc., and the repurchase of preferred shares issued by a subsidiary, the total debt, including bank loan and advances, decreased by $16 million during the second quarter of 2003.

SIX-MONTH PERIOD ENDED JUNE 30, 2003 COMPARED WITH THE SIX-MONTH PERIOD ENDED JUNE 30, 2002

NET SALES. Net sales, which are sales less cost of delivery, decreased by $5 million, or 0.3%, to $1.653 billion for the six-month period ended June 30, 2003, versus $1.658 billion for the same period of 2002.

Businesses acquired during the last twelve months contributed for $53 million of the increase, including the tissue assets acquisition completed in June 2002 which explains $47 million of this contribution. Selling prices were weaker in each of the Company's business sectors with the exception of the European Boxboard units which benefited from an appreciation of the Euro in comparison to 2002. The depreciation of the US dollar also had a direct impact on export prices and has contributed to reduce Canadian dollar prices on the domestic market, reflecting the reality of North-American pricing for several of the Company's product lines. Net sales of the packaging products segment remained relatively stable for the first half of 2003 amounting to $988 million in comparison to $986 million for the same period in 2002. Increased market-related downtime in containerboard mills and a general decrease in price levels, were only partially offset by the additional contribution of the Schenectady box plant acquired early in the second quarter of 2003 and the additional contribution of the Greenfield S.A.S. 50% joint-venture which was created during the first quarter of 2003, to acquire de-inked pulp assets in Chateau-Thierry, France.

Net sales for the Boxboard Group increased by $2 million amounting to $480 million for the six-month period ended June 30, 2003, compared with $478 million for the same period in 2002. Over the course of this period, primary mill shipments increased by approximately 2% in North America but came down by approximately 11% in Europe. The lower volumes in Europe reflected a very slow market, especially in recycled grades. The appreciation of the Euro in regards to the Canadian dollar mitigated the impact of lower volumes, explaining an increase of $27 million in net sales during the first six months of 2003, compared with the first six months of 2002.

Net sales for the Containerboard Group decreased by $4 million or 1.3%, amounting to $296 million for the six-month period ended June 30, 2003 compared with $300 million for the same period in 2002. Containerboard shipments were unchanged over the period while


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shipments of corrugated products increased 3.8%. During the six-month period ended June 30, 2003, average net selling prices for containerboard decreased by 2.2% while corrugated products saw their selling prices decrease by 2.6% compared with the same period of 2002. Net sales for the Specialty Products Group increased by $10 million to $232 million, for the six-month period ended June 30, 2003, versus $222 million for the same period in 2002. Within this Group, the Moulded Pulp sector saw its contribution decrease by $9 million as a result of the sale of its retail egg carton business in the third quarter of 2002. The building materials sector experienced a $3 million reduction in its net sales contribution, reflecting weaker market conditions and the appreciation of the Canadian dollar and the Euro compared with the US dollar. These decreases were offset by the positive contribution of the paper mill packaging sector which explains $6 million of additional net sales. The non-integrated de-inked pulp units increased their contribution by $10 million for the six-month period ended June 30, 2003 compared with the same period in 2002. One of these units, which produces de-inked pulp for the newsprint market for which demand is very low, saw a contractual agreement come to an end during the first quarter and has been indefinitely shutdown since March 28, 2003. This shutdown explains a $3 million decrease in net sales for the six-month period but it was offset by a $10 million contribution of the Greenfield S.A.S. 50% joint-venture, which occurred during the first quarter of 2003 to acquire de-inked pulp assets in Chateau-Thierry, France.

Net sales for the Tissue paper segment increased by $7 million, or 2.1%, to $326 million for the six-month period ended June 30, 2003 versus $319 million for the same period in 2002. The acquisition of assets in the United States in June, 2002 explains a $47 million increase in net sales. Net selling prices were lower during the six-month period ended June 30, 2003 in comparison to the same period in 2002, as a result of the devaluation of the US dollar but also because of a different mix of products sold. The first six months of 2003 were also characterized by increased competitive activities in the commercial and industrial sector (C&I) following the start-up of new capacity in the North American market and also by aggressive promotional activity in the retail sector, which translated into a reduced spread between the selling price of brand name and private label products.

Net sales for the Fine Papers segment decreased by $3 million, or less than 1.0%, to $376 million for the six-month period ended June 30, 2003 versus $379 million for the same period in 2002. The lower US dollar impacted export and domestic prices for both coated and uncoated papers. The distribution division, Cascades Resources, contributed $4 million in additional sales, $5 million of which can be explained by the additional contribution of "Distribution Art Graphique Marathon Inc.", which was acquired in May 2002.

EBITDA. The Company generated EBITDA of $135 million for the six-month period ended June 30, 2003, compared with $214 million for the same period in 2002, a 37% decrease. The consolidated EBITDA margin decreased from 12.9% in the first six-months of 2002 to 8.2% during the same period in 2003.

The most important factor explaining this decrease in EBITDA contribution and margins are the price decreases experienced in most of the operating sectors, mostly the reflection of difficult market conditions in North-America and Europe. The devaluation of the US dollar which impacted the proceeds of export sales from Canada and Europe, also contributed to the reduction in Canadian dollar prices on the domestic market, reflecting the reality of North-American pricing for several of the Company's product lines. Overall business volumes were lower for most business sectors, reflecting reduced economic activity.

On average, the cost of waste paper increased during the first six months of 2003, compared with the same period in 2002. The six-month average monthly list price for old corrugated containers (OCC), mostly used by the Containerboard sector, increased by approximately

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20% during the course of that period. The six-month average monthly list price for sorted office papers (SOP), mostly used by the Tissue and Boxboard sectors, was 53% higher during the same period. The six-month average monthly prices of de-inked old newspapers (ONP), mostly used by the Boxboard and moulded pulp sectors, increased by 44% during that period.

Natural gas costs which stand amongst some of the most important energy costs for the Company stood at $9.56 per gigajoule during the first six months of 2003 compared with $7.27 per gigajoule for the first six months of 2002, representing a 31% increase.

Cost of sales increased as a percentage of net sales given that the increases in the cost of fibre and energy were more important than the Company's ability to increase or maintain its selling prices. Also, given generally lower shipments, the fixed portion of manufacturing costs had to be amortized over a lesser volume of production. Selling and administrative expenses increased slightly as a percentage of net sales, reflecting the acquisition by our Tissue Group in 2002.

EBITDA for the packaging segment stood at $89 million for the six-month period ended June 30, 2003 compared with $127 million for the same period in 2002, representing a 30% decrease. Shipment levels were lower in all business sectors, reflecting difficult market condition in North-America and Europe, with the exception of corrugated products which benefited from the contribution of the new Schenectady acquisition.

EBITDA for the Tissue paper segment stood at $35 million for the six-month period ended June 30, 2003, compared with $66 million for the same period in 2002. This sector was impacted by higher waste paper and energy prices, a decrease in the average price of converted products and also by expenses associated with the start-up of the assets acquired in June, 2002, including fixed production costs and additional selling, general and administrative expenses. Overall, the start-up of the recently acquired assets negatively impacted EBITDA by $4 million for the first six months of 2003.

EBITDA for the Fine Papers segment stood at $11 million for the six-month period ended June 30, 2003, compared with $21 million for the same period in 2002. This sector was impacted by generally lower selling prices for both coated and uncoated papers, a decrease which was amplified by the depreciation of the US dollar. EBITDA was also impacted by higher fibre and energy costs and by generally poor market conditions. Market related downtime was necessary during the period in both coated and uncoated mills.

AMORTIZATION. Amortization increased by $3 million, to $71 million for the six-month period ended June 30, 2003, versus $68 million for the same period in 2002, primarily as a result of recent acquisitions.

OPERATING INCOME. As a result of the above, operating income were down 56% to $64 million, compared with $146 million for the corresponding six-month period in 2002, and the operating margin decreased from 8.8% in the first half of 2002 to 3.9% in the first half of 2003.

INTEREST EXPENSE. Interest expense increased by $6 million to $42 million for the six-month period ended June 30, 2003 compared with $36 million for the six-month period ended June 30, 2002. This increase is explained by the refinancing of substantially all of the Company's credit facilities on February 5, 2003, which substituted a portion of its floating rate debt with higher long-term fixed rate Senior Notes denominated in US dollars.

UNUSUAL LOSSES (GAINS). For the six-month period ended June 30, 2003, the Company recorded an unusual loss of $21 million compared with an unusual loss of $4 million for the six-month

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period ended June 30, 2002. Unusual items for the six-month period ended June
30, 2003, consisted of:

> a loss of $8 million reflecting the premium paid for the early redemption of Senior Notes issued by a subsidiary;

> a loss of $3 million resulting from the write-off of deferred financing costs associated with long-term debts that were refinanced or redeemed.

> a loss of $7 million reflecting the Company's 50% share of the premium paid for the early redemption of CAN$100 million and US$150 million Senior Notes issued by Norampac, a joint-venture company in the Containerboard sector;

> a loss of $3 million resulting in the Company's 50% share of the write-off of deferred financing costs related to the Norampac refinancing;

Unusual items for the first six months of 2002 consisted of:

> a gain of $1 million resulting from the dilution of an investment in a significantly influenced company;

> a loss of $11 million reflecting expenses related to business closures and a loss on business disposal in the packaging group, following the announcement of the closing of a converting folding boxboard plant in Ontario and the disposal of the retail egg carton business;

> a gain of $6 million resulting from the reduction by the Court of First instance of the European Communities of a fine imposed in 1994.

PROVISION FOR INCOME TAXES. The income tax provision for the six-month period ended June 30, 2003, amounted to $15 million representing an effective tax rate of 20.4% If we exclude the impact of unusual losses and the foreign exchange gain on US denominated long-term debt, our tax rate would stand at 40.0%. This rate is higher than usual, mainly because of the impact of operating losses incurred by some subsidiaries during the first six months of 2003, for which tax benefits were not recognized.

NET EARNINGS. As a result of the foregoing factors, net earnings decreased by $39 million, or 41%, to $56 million or $0.68 per share for the six-month period ended June 30, 2003 versus $95 million or $1.17 per share for the same period in 2002.

Excluding the after-tax impact of unusual items (a net loss of $0.22 per share) and the foreign exchange gain on US denominated long-term debt (a net gain of $0.72 per share), net earnings for the first six months of 2003 were $15 million or $0.18 per share.

For the first six months of 2002, excluding the after-tax impact of unusual items including also the Company's share of a gain realized in the first quarter of 2002 by an affiliated company, Boralex Inc., totalling $0.20 per share, and the foreign exchange gain on US denominated long-term debt (a gain of $0.05 per share), net earnings were $75 million or $0.92 per share.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES. Cash flows from operating activities totalled $8 million for the first six months of 2003 compared with $108 million for the same period in 2002. This decrease is primarily due to a decrease in profitability and changes in working capital. Cash flows from operating activities are a GAAP measure, but management uses a non-GAAP measure, which is cash flows from operating activities excluding changes in non-cash working capital, to assess liquidity generated, and the profitability of its operating segments. As a result, the Company has also included information about cash flows from operating



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activities excluding working capital. We believe that this non-GAAP measure may be useful to investors for the same purpose and to assess the Company's ability to meet debt service requirements. Cash flows from operating activities excluding changes in non-cash components of the working capital totalled $90 million for the first six months of 2003, compared with $151 million for the same period in 2002. Cash flows from operating activities excluding non-cash working capital components variation decreased in 2003 primarily due to lower operating results.

Changes in non cash working capital components amounted to a use of funds of $82 million for the first six months of 2003, reflecting the impact on inventory of higher energy and fibre costs and the seasonality of some of our businesses. One of our subsidiaries also ended its accounts receivable securitization program during the first quarter, explaining approximately $11 million of the change. Seasonality was also one of the factors explaining the use of funds of $43 million for the first six months of 2002.

INVESTMENT ACTIVITIES. For the first six months of 2003, investment activities required total net cash resources of $65 million. The Company invested $54 million in property, plant and equipment. During the first quarter, $1 million was invested to acquire a 50% share of a French de-inked pulp mill. In addition, during the second quarter, the Company recorded its 50% share of $10 million (US$7 million) invested on a business acquisition through Norampac Inc, a joint-venture company in the Containerboard group. The assets consist of a corrugated products converting plant located in Schenectady, New York. The aggregate purchase price, subject to certain adjustments, was $31 million ($US 21 million) and included a cash consideration of $20 million ($US 14 million) and all of the operating assets of the Dallas/Fort-Worth, Texas plant valued at $11 million ($US 7 million).

The 2003 capital expenditure budget which stood at $145 million has been revised to approximately $125 million following the lower cash flows generated by operations.

FINANCING ACTIVITIES. On February 5, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint ventures. First, the Company secured a new four-year revolving credit facility for CAN$500 million. The obligations under this new revolving credit facility are secured by all the inventory and receivables of Cascades and its North American subsidiaries, excluding its joint ventures, and by the property, plant and equipment of three of its mills.

In addition, we issued new unsecured Senior Notes of the company for an aggregate amount of US$450 million. These notes bear a 7.25% coupon and will mature in 2013. The aggregate net proceeds of these two transactions were used to repay existing credit facilities for an amount of approximately $695 million. During the first quarter, we also redeemed the US$125 million 8.375% Senior Notes due in 2007, issued by the subsidiary, Cascades Boxboard Group Inc., for a total consideration of $192 million. Transaction costs associated with this refinancing totalled $19 million.

On May 28, 2003, a joint venture of the Company, Norampac Inc., completed a series of financial transactions to substantially refinance all of its existing credit facilities. Norampac secured a new five-year revolving credit facility of CAN$350 million. Their obligations under this new revolving credit facility are secured by all inventory and receivables of Norampac Inc. and its North American subsidiaries, and by the property, plant and equipment of two of its mills and three of its converting facilities. In addition, Norampac issued new Senior unsecured Notes for an aggregate amount of US$250 million. These Notes bear a 6.75% coupon and will mature in 2013. The aggregate proceeds of these two transactions were used



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to repay the existing credit facilities and to redeem both of its US$150 million
9.50% and CAN$100 million 9.375% Senior Notes due in 2008.

As a result of this refinancing, the Company's future debt service requirements will consist primarily of interest expense on its outstanding debt. The Company will have limited amortization requirements to service the debts of its subsidiaries and joint ventures that have not been refinanced. The Company believes that this refinancing will result in a simpler capital structure and will extend the maturities of its debt, which will provide improved liquidity and flexibility to meet future capital requirements.

During the first six months of the year, the Company redeemed 275,000 of its common shares for approximately $4 million on the open market in accordance with its issuer bid. In addition, the Company redeemed 4 300 000 class B preferred shares of a subsidiary, convertible into common shares of the company, for an aggregate redemption amount of $16 million.

Considering the dividends paid during the first six months of the year for a total amount of $7 million, total debt, including bank loan and advances, increased by $5 million during the first half of 2003.

CONSOLIDATED FINANCIAL POSITION AS AT JUNE 30, 2003

Cascades' working capital stood at $516 million as at June 30, 2003, at a ratio of 1.96:1. At the end of the 2002, the working capital stood at $386 million at a ratio of 1.61: 1. The improvement of the working capital ratio is largely explained by the Company's refinancing as well as Norampac's, a joint-venture, which substituted a portion of short-term debt with longer maturity terms.

Long-term debt, including the current portion, totalled $1.164 billion at the end of the second quarter of 2003 compared with $1.095 billion as at December 31, 2002. On the new $500 million revolving credit facility, we had approximately $238 million available at the end of the second quarter of 2003.

Total net indebtedness stood at $1.160 billion as at June 30, 2003, compared with $1.157 billion as at December 31, 2002. Despite net earnings generated during the period, shareholders' equity declined from an amount of $1.065 billion at the end of 2002 to $1.046 billion at the end of the second quarter of 2003, due to the decrease of the cumulative translation adjustments. Consequently, the net funded debt to total capitalization ratio increased from 46.8% as at December 31, 2002 to 47.1% as at June 30, 2003.

Subsequent to the end of the quarter, on July 8, 2003, the Company completed a private placement of US$100 million 7.25% Senior Notes due in 2013. The issuance of these Senior Notes was completed at a price of 104.50% or an effective interest rate of 6.608%. The proceeds of this financing will be used to reduce indebtedness under the revolving credit facility of the Company.

NORMAL COURSE ISSUER BID

The Toronto Stock Exchange has approved the Company's application to purchase on the open market up to a maximum of 5% of the common shares issued and outstanding representing 4,091,424 of its outstanding common shares between March 11, 2003 and March 10, 2004. These purchases are made in accordance with the requirements of the Toronto Stock Exchange related to normal course issuer bids. The price which the Company pays for any common shares is the market price at the time of acquisition plus brokerage fees. Shareholders may obtain, without charge, a copy of the documents filed with the regulatory authorities concerning such purchases by writing to the Secretary of the Company. The Company purchased 275,000 common shares during the last twelve months for approximately $4 million.

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OUTLOOK FOR THE REMAINDER OF 2003

Management expects market conditions to remain challenging for most of the Company's operating segment for the rest of 2003. In all of the segments, the sudden appreciation of the Canadian dollar has impacted business conditions and profitability. Going forward, the Company may, in all of the operating sectors, take market-related downtime to adjust production levels to customer's demand and avoid building excess inventories.

In the Boxboard sector, the European market should continue to be soft, especially in the recycled board market. Given the recent devaluation of the US dollar and increased transportation costs, export markets have become much less appealing. In North-America, where many large boxboard customers have their contracts indexed to publication prices on a quarterly basis, the beginning of the third quarter should reflect price increases that were announced during the last few months.

The Containerboard sector will continue to curtail its production levels to meet customer demand. It will also continue to seek acquisition opportunities, mostly in the United States, that would allow it to further increase its North American integration level which at the end of the second quarter stood at 63%.

In the Tissue Paper sector the Company may take further downtime to avoid building excess inventories. Market conditions will remain difficult in the Commercial and Industrial segment, given the recent introduction of new capacities in the market and a weak US economy. In the retail segment, major producers should continue their aggressive promotional campaigns which may translate into tighter price spreads between brand name and private label products. Since Cascades is an important private label producer, this may impact the shipment levels in coming months. However, the Company plans on going ahead with the installation of a new converting facility in Calgary, Alberta, and this facility should be operational within a few quarters.

Lastly, in the Fine Papers segment, the pricing environment should remain weak. The level of economic activity from commercial printers remains low and no rebound is expected this year. We will have to continue to curtail production over the course of the following months both in coated and uncoated papers.

White grades of recycled papers, which can be used as chemical pulp substitutes, have shown substantial price increases in 2003, but recently this trend has reversed. Old corrugated containers (OCC) have also recently come down in price given the absence of Asian buyers. The Company anticipate old corrugated containers prices may rebound significantly once Asian buying resumes later in the year. Currently, much supply is available and the Company also intends to continue building inventories at current price levels.

Note (1): EBITDA is defined as earnings before income taxes, non-controlling interests, share of earnings of significantly influenced companies, unusual losses (gains), interest, foreign exchange loss (gain) on long-term debt and amortization. EBITDA is not a measure of performance under Canadian GAAP. The Company includes EBITDA because it is the measure used by our management to assess the operating and financial performance of its operating segments. In addition, the Company believes that EBITDA provides an additional measure often used by investors to assess a company's operating performance, leverage and liquidity and its ability to meet debt service requirements. However, EBITDA does not represent, and should not be used as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP and EBITDA is not necessarily an indication of whether cash flow will be sufficient to fund the Company's cash


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requirements. In addition, the Company's definition of EBITDA may differ from that of other companies.